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                             March 24, 2023

       Neng Chen
       Chief Executive Officer
       Green Giant Inc.
       Xinghan Road, 19th Floor, Hanzhong City
       Shaanxi Province, PRC 723000

                                                        Re: Green Giant Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 7, 2023
                                                            File No. 333-270324

       Dear Neng Chen:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form S-3 filed March 7, 2023

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
Florida holding company with operations conducted by your
                                                        subsidiaries and
through contractual arrangements with a variable interest entity (VIE)
                                                        based in China and that
this structure involves unique risks to investors. Explain whether the VIE structure is
used to replicate foreign investment in Chinese-based companies where Chinese law
prohibits direct foreign investment in the operating companies, and disclose that investors
may never directly hold equity interests in the Chinese operating company. Your
disclosure should acknowledge that Chinese regulatory authorities could disallow this
structure, which would likely result in a material change in your operations and/or value of your
common stock, including that it could cause the value of such
 Neng Chen
FirstName
Green GiantLastNameNeng Chen
             Inc.
Comapany
March      NameGreen Giant Inc.
       24, 2023
March2 24, 2023 Page 2
Page
FirstName LastName
         securities to significantly decline or become worthless. Provide a cross-reference to your detailed discussion of risks facing the company and the offering as a result of this structure.
2. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China
s government, such
         as those related to the use of variable interest entities and data security or antimonopoly
         concerns, have or may impact the company   s ability to conduct its
business, accept
         foreign investments, or list on a U.S. or other foreign exchange. Please disclose the
         location of your auditor   s headquarters and whether and how the
Holding Foreign
         Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company.
3. Clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing, and which subsidiaries or entities are conducting the
         business operations. Refrain from using terms such as    we    or
our    when describing
         activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements.
Prospectus Summary, page 1

5. Please move your disclosure about your corporate structure to page 4. Identify clearly the entity in which investors are purchasing their interest and the entity(ies) in which the
         company   s operations are conducted.
6. On page 4, please clarify the challenges the company may face enforcing the
         VIE contractual agreements due to legal uncertainties and jurisdictional limits.
 Neng Chen
Green Giant Inc.
March 24, 2023
Page 3
Risk Factors, page 8

7. In light of recent events indicating greater oversight by the Cyberspace Administration of
      China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your risk factor disclosures to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.
General

8. We note that all your officers and directors are located outside of the United States. Please include a separate section on enforcement of liabilities addressing the ability of shareholders to enforce their legal rights under United States securities laws. Please also include a risk factor.
9. Please file the consent of your PRC counsel, Shaanxi Jiameng Law Firm, as an exhibit to the filing.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-551-
3713 with any questions.



                                                            Sincerely,
FirstName LastNameNeng Chen
                                                            Division of
Corporation Finance
Comapany NameGreen Giant Inc.
                                                            Office of Real
Estate & Construction
March 24, 2023 Page 3
cc:       Joan Wu, Esq.
FirstName LastName